

July 11, 2014

Via Facsimile
Mr. John R. Sult
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056-2723

      Re: **Marathon Oil Corporation**
                 Form 10-K for Fiscal Year Ended
                 December 31, 2013
                 Filed February 28, 2014
                 Supplemental Response dated June 17, 2014
                 File No. 001-05153

Dear Mr. Sult:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Supplementary Information on Oil and Gas Producing Activities, page 102

Estimated Quantities of Proved Oil and Gas Reserves, page 102

1.   We note your response for comment 6 in our letter dated June 4, 2014. The disclosure referred to in your response does not appear to be sufficient to meet the requirements outlined in FASB ASC 932-235-50-5. Please revise your disclosure of changes in proved reserve quantities within the notes to your consolidated financial statements to include an explanation of significant changes that occurred during the periods presented.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief